K. Michael Carlton

Associate

+1.202.373.6070

michael.carlton@morganlewis.com

March 13, 2025

VIA EDGAR

Christopher R. Bellacicco, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust File Nos. 333-180879 and 811-22704

Dear Mr. Bellacicco:

On behalf of our client, Cambria ETF Trust (the “Trust” or “Registrant”), we are responding to a follow-up Staff comment we received telephonically on March 12, 2025, related to Post-Effective Amendment No. 249 to the Trust’s registration statement on Form N-1A (Amendment No. 251 to the Trust’s registration statement under the Investment Company Act of 1940) (the “Amendment”). The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 17, 2024, for the purpose of registering shares of the Cambria Fixed Income Trend ETF (the “Fund”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: The Staff notes that the Registrant’s supplemental response to Comment 2 stated that “the Fund plans to gain exposure to private credit through investments in registered ETFs….” Please add disclosure clarifying that the Fund’s exposure to private credit will be through registered ETFs.

Response: The Registrant has made the requested change, replacing the fourth paragraph in the Fund’s “Principal Investment Strategies” section with the following:

Cambria expects to obtain exposure to these fixed income securities through investments in other ETFs; however, the Fund may also invest directly in fixed income securities. With respect to private credit, the Fund may obtain exposure to private credit through registered ETFs, but the Fund does not intend to invest directly in private credit as part of its principal investment strategy.

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Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Christopher R. Bellacicco, Esq.

March 13, 2025

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or John McGuire at (202) 373-6799.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc: W. John McGuire, Esq.